UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

Public Utility Holding Company Act of 1935
File No. 70-06759

In the Matter of
APPALACHIAN POWER COMPANY
Roanoke, Virginia

THIS IS TO CERTIFY THAT APPALACHIAN POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated April 5, 1984, provides on Exhibits 1 and 2 the following information for coal transfer activities for the period April 1, 2004 through June 30, 2004:

a) total tons of coal transferred each month for each affiliate, the total transfer fee charged to each such affiliate during that month and the fee per ton, and;
b) a summary of expenses related to operation of the Putnam Coal Terminal by major cost component.

This Certificate of Notification is filed pursuant to the Commission’s Order in this proceeding regarding the coal transfer activities occurring during the period of April 1 to June 30, 2004.

APPALACHIAN POWER COMPANY

By: /s/ Joseph M. Buonaiuto

Joseph M. Buonaiuto
Controller and Chief Accounting Officer
Appalachian Power Company

FILE NO.
070-06759

APPALACHIAN POWER COMPANY
PUTNAM COAL TERMINAL
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 23272
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004

CONTENTS

Exhibit
Statements of Transfer Fees Charged	1

Summary of Costs Incurred	2

Exhibit 1

APPALACHIAN POWER COMPANY
PUTNAM COAL TERMINAL
STATEMENTS OF TRANSFER FEES CHARGED
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004

	April 2004			May 2004			June 2004
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)

TRANSFER FEES CHARGED*		None			None			None

* Transfer fees reported are limited to coal transfer services billings to affiliates or investment equalization charges to Ohio Power Company as applicable. There were no transfer services performed for affiliates during the quarter ended June 30, 2004. Costs incurred when the terminal is not utilized are charged as a cost of operating the Amos Plant.

Exhibit 2

APPALACHIAN POWER COMPANY
PUTNAM COAL TERMINAL
SUMMARY OF COSTS INCURRED
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004

	April 2004	May 2004	June 2004	Three Months Ended 6/30/04
	(in thousands)

Salaries and Benefits	$1	$2	$-	$3
Depreciation	73	73	72	218
Taxes Other Than Income Taxes*	15	15	16	46
Materials and Supplies	-	3	2	5
Electricity	5	4	4	13
Other	-	4	8	12

Total	$94	$101	$102	$297

*    Excludes FICA, Federal Unemployment and State Unemployment taxes. These costs are reflected in salaries and benefits.